UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

LEARNING TREE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

522015106

(CUSIP Number)

Brian J. McCarthy, Esq.

Skadden, Arps, Slate, Meagher & Flom, LLP

300 South Grand Avenue, Suite 3400

Los Angeles, CA 90071

(213) 687-5000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 13, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. David C. Collins
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,382,205
	8.	Shared Voting Power 5,935,487
	9.	Sole Dispositive Power 1,382,205
	10.	Shared Dispositive Power 5,935,487
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,495,332
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 56.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. Mary C. Collins
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 177,640
	8.	Shared Voting Power 5,935,487
	9.	Sole Dispositive Power 177,640
	10.	Shared Dispositive Power 5,935,487
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,495,332
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 56.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. DCMA Holdings, LP, Tax ID # 95-4731724
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,368,767
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,368,767
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,368,767
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 10.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. The Adventures in Learning Foundation, formerly known as The Pegasus Foundation, Tax ID # 95-4834973
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 238,323
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 238,323
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 238,323
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. The Collins Family Foundation, Tax ID # 95-4618828
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 289,918
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 289,918
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 289,918
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 2.2%
14.	Type of Reporting Person (See Instructions) CO

This filing amends Schedule 13D filed October 6, 2000 (the “Original Filing”), regarding the common stock, $.0001 par value (the “Common Stock”), of Learning Tree International, Inc., a Delaware corporation (the “Company”), as amended by Schedule 13D/A filed February 20, 2003 (“Amendment 1”), as amended by Schedule 13D/A filed February 8, 2005 (“Amendment 2”), as amended by Schedule 13D/A filed October 16, 2006 (“Amendment 3”), as amended by Schedule 13D/A filed September 14, 2012 (“Amendment 4”), as amended by Schedule 13D/A filed December 28, 2012 (“Amendment 5”), as amended by Schedule 13D/A filed January 31, 2013 (“Amendment 6”), as amended by Schedule 13D/A filed February 25, 2013 (“Amendment 7”), as amended by Schedule 13D/A filed February 27, 2013 (“Amendment 8”), and as further amended by Schedule 13D/A filed March 11, 2013 (“Amendment 9” and, collectively, with the Original Filing, Amendment 1, Amendment 2, Amendment 3, Amendment 4, Amendment 5, Amendment 6, Amendment 7, and Amendment 8, the “Prior Filings”). The Prior Filings are hereby amended as set forth below. References should be made to the Prior Filings for additional information. Terms with initial capital letters not defined in this Amendment No. 10 are used with the meanings assigned to them in the Prior Filings.

Item 1. Security and Issuer.

This statement relates to the common stock, $.0001 par value (the “Common Stock”), of Learning Tree International, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 1831 Michael Faraday Drive, Reston, VA 20190.

Item 2. Identity and Background.

This statement is being filed by the following persons (the “Reporting Persons”): Dr. David C. Collins, Mary C. Collins (Dr. Collins and Mrs. Collins are husband and wife and Mrs. Collins is also sometimes known under her maiden name of Mary C. Adams), DCMA Holdings, LP (“DCMA”), a family limited partnership of which Dr. Collins and Mrs. Collins are the general partners, The Adventures in Learning Foundation formerly known as The Pegasus Foundation (“Adventures in Learning”), a charitable support organization of which Dr. Collins and Mrs. Collins are minority trustees, and The Collins Family Foundation (the “Collins Family Foundation”), a private charitable foundation of which Dr. Collins and Mrs. Collins are the directors. The principal address of each of the Reporting Persons is 3876 Learning Tree Lane, Delaplane, Virginia 20144. Dr. Collins is Chairman of the Board of Directors and Chief Executive Officer of the Company, and Mrs. Collins is a member of the Board of Directors of the Company. During the past five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of Dr. Collins and Mrs. Collins is a citizen of the United States, DCMA is a California limited partnership, Adventures in Learning is a California trust, and the Collins Family Foundation is a California corporation.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The Stock Purchase (as defined in Item 4 below) was financed through personal funds contributed to the Collins Family Trust (as defined in Item 4 below) by Dr. Collins and Mrs. Collins. The summary of the Stock Purchase Agreement (as defined in Item 4 below) and the Stock Purchase set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

On the evening of February 13, 2015, Dr. Collins called Eric R. Garen to inquire about purchasing all of the Common Stock beneficially owned by Mr. Garen. Dr. Collins and Mr. Garen reached a verbal agreement, subject to appropriate documentation, to effect a transaction at a price equal to the average of the high and low reported trading prices of the Common Stock for the five previous trading days, February 9, 2015 through February 13, 2015, which equaled $1.85 per share. The Reporting Persons were subsequently informed by Mr. Garen that he promptly contacted Kenneth J. Anderson, who had sole voting and dispositive power for the shares owned by the Garen Dynast Trust, dated October 1, 1998 (the “Garen Dynasty Trust”), and that Mr. Anderson stated his desire, on behalf of the Garen Dynasty Trust, for the Garen Dynasty Trust to participate as a seller in this transaction.

On February 16, 2015, Dr. Collins and Mrs. Collins, as Trustees of the David C. and Mary C. Collins Family Trust, dated January 20, 1997 (the “Collins Family Trust”), executed a Stock Purchase Agreement (the “Stock Purchase Agreement”) with the Garen Family Trust, dated February 18, 1986 (the “Garen Family Trust”), the Garen Family Foundation dated October 15, 1996 (the “Garen Family Foundation”), and the Garen Dynasty Trust (together with the Garen Family Trust and the Garen Family Foundation, the “Selling Stockholders”), which Agreement is attached hereto as Exhibit 99.(A) and incorporated herein by reference, pursuant to which the Selling Stockholders agreed to sell all of the Common Stock owned by them (3,300,105 shares of Common Stock) to the Collins Family Trust for a price of $1.85 per share, or $6,105,194.25 in the aggregate (the “Stock Purchase”). The Stock Purchase was consummated upon payment of the purchase price by the Collins Family Trust on February 17, 2015.

Information with respect to the Stock Purchase Agreement set forth below in response to Item 5 is incorporated herein by reference.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. To the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

A. According to the Company’s Quarterly Report on Form 10-Q filed February 10, 2015, 13,224,349 shares of Common Stock were outstanding as of February 2, 2015. As a result of the transaction described in Item 4, Dr. Collins and Mrs. Collins now each beneficially own (within the meaning of the rules under Section 13 of the Securities Exchange Act of 1934) 7,495,332 shares of Common Stock, which represent approximately 56.7% of the outstanding Common Stock. Dr. Collins’ and Mrs. Collins’ beneficial ownership is set forth in the table below:

Capacity	David C. Collins	Mary C. Collins
As separate property (held by each in a living trust)	1,382,205	177,640
By attribution of shares and options constituting the separate property of spouse[1]	177,640	1,382,205
As trustees under the Collins Family Trust	3,768,479	3,768,479
As general partner of DCMA[2]	1,368,767	1,368,767
As director of the Collins Family Foundation[2]	289,918	289,918
As trustees of the Collins Charitable Remainder Unitrust No. 97-1 (the “Collins Unitrust”)[2]	270,000	270,000
As minority trustee of Adventures in Learning[2]	238,323	238,323

Total	7,495,332	7,495,332

(1)	Dr. Collins and Mrs. Collins each disclaim beneficial ownership of the shares held as the separate property of the other.
(2)	Dr. Collins and Mrs. Collins each disclaim beneficial ownership of these shares.

B. Dr. Collins has sole voting and dispositive power with respect to the 1,382,205 shares owned as his separate property. Mrs. Collins has sole voting and dispositive power with respect to the 177,640 shares owned as her separate property. Dr. Collins and Mrs. Collins each have shared voting and dispositive power with respect to the aggregate of 5,935,487 shares owned by the Collins Family Trust, DCMA, the Collins Family Foundation, the Collins Unitrust and Adventures in Learning.

	David C. Collins	Mary C. Collins
Sole Voting and Dispositive Power	1,382,205	177,640
Shared Voting and Dispositive Power	5,935,487	5,935,487

C. Information with respect to the Stock Purchase Agreement and the Stock Purchase set forth in response to Item 4 is incorporated herein by reference.

D. Not applicable.

E. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Collins Family Trust is party to the Stock Purchase Agreement, as described in Item 4 hereof, and such description is incorporated herein by reference. As disclosed in the Prior Filings, Dr. Collins is a party to a Stockholders’ Agreement, dated as of October 1, 1995, with Mr. Garen (the “Stockholders’ Agreement”). The Stockholders’ Agreement terminated effective as of the consummation of the Stock Purchase.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.(A): Stock Purchase Agreement, dated February 16, 2015, by and among the Collins Family Trust, the Garen Family Trust, the Garen Family Foundation and the Garen Dynasty Trust.

Exhibit 99.(B): Agreement Relating to Joint Filing.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2015

/s/ David C. Collins
David C. Collins

/s/ Mary C. Collins
Mary C. Collins

DCMA HOLDINGS, L.P.

By	/s/ Mary C. Collins
Mary C. Collins
Its General Partner

THE ADVENTURES IN LEARNING FOUNDATION

By	/s/ David C. Collins
David C. Collins
Its Trustee

THE COLLINS FAMILY FOUNDATION

By	/s/ Mary C. Collins
Mary C. Collins
Its President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)